UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                               GREGORY P. KUSNICK
                               KAREN JO GUSTAFSON
                                 P.O. BOX 22443
                            SEATTLE, WASHINGTON 98122
                                 (206) 322-4048
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 28, 2001
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                (AMENDMENT NO. )

CUSIP NO. 68158N106
+--------+----------------------------------------------------------------------
|  1     |
|        |NAME OF REPORTING PERSON
|        |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|        |
|        |GREGORY P. KUSNICK
+--------+----------------------------------------------------------------------
|  2     |
|        |CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
|        |
|        |(a)
|        |(b)
|        |
+--------+----------------------------------------------------------------------
|  3     |
|        |SEC USE ONLY
|        |
+--------+----------------------------------------------------------------------
|  4     |
|        |CITIZENSHIP OR PLACE OF ORGANIZATION
|        |
|        |USA
+--------+----------------------------------------------------------------------
|                      |5           |
|                      |            |SOLE VOTING POWER
| NUMBER OF            |            |
| SHARES               |            | 0
| BENEFICIALLY         |            |
| OWNED BY             |            |
| EACH                 |            |
| REPORTING            |            |
| PERSON               |            |
| WITH                 |            |
|                      +------------+-------------------------------------------
|                      |6           |
|                      |            |SHARED VOTING POWER
|                      |            |
|                      |            |475,200*
|                      +------------+-------------------------------------------
|                      |7           |
|                      |            |SOLE DISPOSITIVE POWER
|                      |            |
|                      |            |0
|                      +------------+-------------------------------------------
|                      |8           |
|                      |            |SHARED DISPOSITIVE POWER
|                      |            |
|                      |            |475,200*
+----------------------+------------+-------------------------------------------
|  9     |
|        |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|        |
|        |475,200*
+--------+----------------------------------------------------------------------
| 10     |
|        |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|        |
+--------+----------------------------------------------------------------------
| 11     |
|        |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|        |
|        |12.4%**
+--------+----------------------------------------------------------------------
| 12     |
|        |TYPE OF REPORTING PERSON
|        |
|        |IN
+--------+----------------------------------------------------------------------

* This amount includes: (i) 375,200 shares of the Company's common stock, $.01 par value per share (the "Common Stock") issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"); and (ii) warrants to purchase 100,000 shares of Common Stock.

** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the warrants in the numerator and the denominator.

                                  SCHEDULE 13G
                                (AMENDMENT NO. )

CUSIP NO. 68158N106
+--------+----------------------------------------------------------------------
|  1     |
|        |  NAME OF REPORTING PERSON
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|        |
|        |  KAREN JO GUSTAFSON
+--------+ ---------------------------------------------------------------------
|  2     |
|        |  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
|        |
|        |  (a)
|        |  (b)
|        |
+--------+ ---------------------------------------------------------------------
|  3     |
|        |  SEC USE ONLY
|        |
+--------+ ---------------------------------------------------------------------
|  4     |
|        |  CITIZENSHIP OR PLACE OF ORGANIZATION
|        |
|        |  USA
+----------------------+-----------+--------------------------------------------
|                      |5          |
|                      |           |SOLE VOTING POWER
| NUMBER OF            |           |
| SHARES               |           | 0
| BENEFICIALLY         |           |
| OWNED BY             |           |
| EACH                 |           |
| REPORTING            |           |
| PERSON               |           |
| WITH                 |           |
|                      +-----------+--------------------------------------------
|                      |6          |
|                      |           | SHARED VOTING POWER
|                      |           |
|                      |           | 475,200*
|                      +-----------+--------------------------------------------
|                      |7          |
|                      |           | SOLE DISPOSITIVE POWER
|                      |           |
|                      |           | 0
|                      +-----------+--------------------------------------------
|                      |8          |
|                      |           | SHARED DISPOSITIVE POWER
|                      |           |
|                      |           | 475,200*
+--------+----------------------------------------------------------------------
|  9     |
|        | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|        |
|        | 475,200*
+--------+----------------------------------------------------------------------
| 10     |
|        | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|        |
+--------+----------------------------------------------------------------------
| 11     |
|        | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|        |
|        | 12.4%**
+--------+----------------------------------------------------------------------
| 12     |
|        | TYPE OF REPORTING PERSON
|        |
|        | IN
+--------+----------------------------------------------------------------------

* This amount includes: (i) 375,200 shares of the Company's common stock, $.01 par value per share (the "Common Stock") issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"); and (ii) warrants to purchase 100,000 shares of Common Stock.

** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the warrants in the numerator and the denominator.

                                  SCHEDULE 13G
                                (AMENDMENT NO. )

ITEM 1(A). NAME OF ISSUER:

                     Olympic Cascade Financial Corporation

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     875 North Michigan Avenue, Suite 1560, Chicago, IL 60611

ITEM 2(A) AND (B).   NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL BUSINESS OR
                     OFFICE OR, IF NONE, RESIDENCE:

                     Gregory P. Kusnick
                     P.O. Box 22443
                     Seattle, Washington 98122

                     Karen Jo Gustafson
                     P.O. Box 22443
                     Seattle, Washington 98122

ITEM 2(C). CITIZENSHIP:

                     Gregory P. Kusnick             United States
                     Karen Jo Gustafson             United States

ITEM 2(D).           TITLE OF CLASS OF SECURITIES:

                     Common Stock

ITEM 2(E). CUSIP NUMBER:

                     68158N106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

                     (a) |_| Broker or Dealer registered under Section 15 of the Act.

                     (b) |_|  Bank as defined in Section 3(a)(6) of the Act.

                     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

                     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.

                     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813);

                     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                              of the Investment Company Act of 1940


                     (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

                         (a) Amount beneficially owned:

                         See responses to Item 9 of the cover pages

                         (b) Percent of class:

                         See responses to Item 11 of the cover pages

                         (c) Number of shares as to which the person has:

                             (i) Sole power to vote or to direct the vote:

                             See responses to Item 5 of the cover pages.

                             (ii) Shared power to vote or to direct the vote:

                             See responses to Item 6 of the cover pages.

                             (iii) Sole power to dispose or to direct the disposition of:

                             See  responses to Item 7 of the cover pages.

                             (iv) Shared power to dispose or to direct the
                                  disposition of:

                             See  responses to Item 8 of the cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                             Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                             Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                             Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                             Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

                             Not Applicable

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2004


/s/ Gregory P. Kusnick
----------------------------
Gregory P. Kusnick


/s/ Karen Jo Gustafson
----------------------------
Karen Jo Gustafson